[Letterhead of Willkie Farr & Gallagher LLP]

August 30, 2013

VIA EDGAR AND OVERNIGHT DELIVERY

Mr. Jeffrey P. Riedler

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

Re:                             Essent Group Ltd.
Draft Registration Statement on Form S-1
Confidentially Submitted on July 30, 2013

CIK No. 0001448893

Dear Mr. Riedler:

On behalf of our client, Essent Group Ltd., a limited liability company organized under the laws of Bermuda (the “Company”), please find below the Company’s responses to the comment letter sent to Mark Casale, the Company’s President and Chief Executive Officer, dated August 26, 2013, from the staff of the U.S. Securities and Exchange Commission (the “Staff”), relating to the Draft Registration Statement on Form S-1 confidentially submitted on July 30, 2013 (the “Registration Statement”).

The Company is submitting, via EDGAR, an amendment to the Registration Statement (“Confidential Submission No. 2”) reflecting certain revisions in response to your letter. For your convenience, we are also providing four clean copies of Confidential Submission No. 2, as well as four copies blacklined against the Registration Statement, in the traditional non-EDGAR format.

The numbered paragraphs in italics below set forth the Staff’s comments together with our response.  Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Registration Statement.  Unless the context otherwise indicates, references herein to the “Company” include the Company’s direct and indirect subsidiaries.

General

1.                                      Please file all exhibits as soon as practicable. We may have further comments upon examination of these exhibits.

Response: The Company advises the Staff that it is filing with Confidential Submission No. 2 certain of the exhibits required to be filed, as indicated in the exhibit index set forth in Item 16 of Confidential Submission No. 2, and will file additional exhibits in subsequent pre-effective amendments to the Registration Statement, providing the Staff adequate time to review these materials prior to the Company requesting effectiveness of the Registration Statement.

2.                                      Please clarify that this offering is for Class B-1 Common Stock.

Response:  In response to the Staff’s comment, the Company advises the Staff that, in connection with this offering, the Company intends to adopt amended and restated bye-laws that provide for a single class of common shares and intends that this offering will be for such common shares.

3.                                      Please provide us proofs of all graphic, visual or photographic information you will provide in the printed prospectus prior to its use, for example in a preliminary prospectus. Please note that we may have comments regarding this material.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it does not currently intend to include any graphic, visual or photographic information in the printed prospectus other than the Company’s logo which currently appears on the cover page of the prospectus and the other graphics that are presently included in Registration Statement. If, following the date of this letter, the Company determines to include additional graphic, visual or photographic information in the printed prospectus, it will provide proofs to the Staff prior to its use.

4.                                      Please supplementally provide us with any written materials that you or anyone authorized to do so on your behalf provides in reliance on Section 5(d) of the Securities Act to potential investors that are qualified institutional buyers or institutional accredited investors. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

Response: In response to the Staff’s comment, the Company advises the Staff that it will provide the Staff with copies of any such written communications or research reports.

5.                                      Please amend your disclosure to include a statement to advise dealers of their prospectus delivery obligation per Regulation S-K Item 502(b).

Response: In response to the Staff’s comment, the Company has revised the back cover of the prospectus to advise dealers of their prospectus delivery obligations.

Market Industry and Other Data, page iii

6.                                      Please remove your statements that you have not independently verified industry and market data from third-party sources. It is not appropriate to directly or indirectly disclaim liability for information in the registration statement.

Response: The Company respectfully acknowledges the Staff’s comment and has deleted such disclaimers from the Registration Statement.

Summary Risk Factors, page 8

7.                                      If applicable, please discuss how appreciation in value of homes covered by mortgage insurance may impact your revenues.

Response: In response to the Staff’s comment, the Company has revised the corresponding disclosure on page 8 of Confidential Submission No. 2 accordingly.

Risk Factors, page 13

8.                                      We note that you disclose your credit rating on page 5. Please include a risk factor to discuss how a negative change in your rating could affect your ability to write premiums.

Response: In response to the Staff’s comment, the Company has revised the disclosure to include a corresponding risk factor on pages 25-26 of Confidential Submission No. 2.

9.                                      Please include a risk factor to discuss any material exposure to catastrophic events and the strategies you have employed to mitigate this risk such as reinsurance.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 22-23 of Confidential Submission No. 2 accordingly.

“We rely on our management team…,” page 24

10.                               Please expand the discussion to:

•                  identify your key personnel;

•                  describe the extent to which you have employment agreements with such personnel; and

•                  discuss the extent to which departures have affected you in the past.

Response:  In response to the Staff’s comment, the Company has revised the corresponding disclosure on page 26 of Confidential Submission No. 2 accordingly.

“Our holding company structure and certain regulatory and other constraints . . .,” page 25

11.                               Please expand on your disclosure to include Essent PA’s negative unassigned surplus.

Response: In response to the Staff’s comment, the Company has revised the corresponding disclosure on page 27 of Confidential Submission No. 2 accordingly.

Selected Consolidated Financial and Other Data, page 48

12.                               Please tell us your consideration for presenting pro forma earnings per share information for your latest fiscal year and interim periods given the conversion of your multiple series of common stock into one class of common stock upon the completion of your offering.

Response: In response to the Staff’s comment, the Company has revised the disclosure to indicate that it intends to provide pro forma earnings per share for its latest fiscal year and

2013 interim period to reflect the conversion of its Class A common shares and Class B-2 common shares that are eligible to vest under the Company’s restricted share plan into one class of common shares and the forfeiture of any Class B-2 common shares not eligible for vesting under the Company’s restricted share plan at the time of the offering, as well as an intended stock split.  The Company advises the Staff that, at this stage, it is not able to calculate the actual pro forma earnings per share amounts as certain variables affecting the conversion and the stock split are not yet fixed.  The Company will include such information in subsequent pre-effective amendments to the Registration Statement, providing the Staff adequate time to review this disclosure prior to the Company requesting effectiveness of the Registration Statement.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Provision for Losses and Loss Adjustment Expenses, page 56

13.                               We note on page 21 that you expect claims to increase as the portfolio matures. Please amend your disclosure to state the expected default rate and the average reserve per default you expect once your portfolio is mature.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the actual default rate and the average reserve per default that the Company experiences as its portfolio matures are difficult to predict and dependent upon the specific characteristics of the Company’s current in-force book (including the credit score of the borrower, the loan to value ratio of the mortgage, geographic concentrations, etc.), and the profile of new business written in the future, as well as future macroeconomic factors, such as housing prices, interest rates and employment. In response to the Staff’s comment, the Company has revised the disclosure on page 62 of Confidential Submission No. 2 to indicate the foregoing.

Income Taxes, page 65

14.                               In the paragraph following the bullet point list of positive evidence provided on page 66 you indicate that you expect the remaining valuation allowance will be reduced against income before income taxes throughout the remaining quarters of 2013 until that amount is reduced to zero as of December 31, 2013. With a view toward revising your disclosure to clarify, please tell us why:

•                  You did not reverse more of your valuation allowance at June 30, 2013 when you expect to reverse it through the remainder of 2013. Please tell us how you met the more-likely-than-not criterion to reverse the portion of your valuation allowance that you did at June 30, 2013 but not the remaining portion.

•                  The remaining valuation allowance will be reduced against income before income taxes throughout the remainder of 2013 when valuation allowances are recorded against deferred tax assets and are usually reversed as an income tax benefit.

Response:  The Company advises the Staff that its determination of the amount of deferred tax asset valuation allowance to reverse as of June 30, 2013 was based on the guidance in ASC 740-270 regarding accounting for income taxes in interim periods. This guidance distinguishes between amounts that are recognized through the use of an estimated annual effective tax rate applied to year-to-date operating results and specific events that are discretely recognized as they occur. Under ASC 740-270, the tax benefit of an operating loss carryforward from prior years shall be included in the effective tax rate computation if the tax benefit is expected to be realized as a result of ordinary income in the current year.  Otherwise, the tax benefit shall be recognized in each interim period to the extent that income in the period and for the year to date is available to offset the operating loss carryforward or, in the case of a change in judgment about realizability of the related deferred tax asset in future years, the effect shall be recognized in the interim period in which the change occurs. The Company estimated its pretax income for the year to determine the amount of tax benefit that was expected to be realized from ordinary income in 2013 and that amount was used to reduce tax expense from continuing operations to zero. The remainder of the tax benefit resulted from a change in estimate of future years’ income and was recognized as a discrete benefit in the six months ended June 30, 2013. The amount of benefit expected to be realized in the third and fourth quarters of 2013 was not reversed as of June 30, 2013 and will be reversed in those future periods based on actual earnings for those periods and expected full year 2013 earnings. In response to the Staff’s comment, the Company has revised the corresponding disclosure on pages 70-71 of Confidential Submission No. 2 accordingly.

Liquidity and Capital Resources, page 73

15.                               We note that you believe that you have sufficient liquidity available to meet your operating cash needs and obligations and committed capital expenditures for the next 12 months. We also note on page 25 that you may be required to raise additional capital. Please expand on your disclosure regarding the circumstances under which you may be required to raise additional capital.

Response: In response to the Staff’s comment, the Company has revised the corresponding disclosure on pages 78-79 of Confidential Submission No. 2 accordingly.

Contractual Obligations, page 78

16.                               Please revise your contractual obligations table to include your reserve for losses and LAE.

Response: In response to the Staff’s comment, the Company has revised the corresponding disclosure on page 84 of Confidential Submission No. 2 accordingly.

17.                               Please revise your liquidity and cash flows discussion to address the effect of the factors that impact liquidity at the operating subsidiary level in addition to your current holding company level disclosure.

Response: In response to the Staff’s comment, the Company has revised the corresponding disclosure on pages 78-79 of Confidential Submission No. 2 accordingly.

Reserve for Losses and Loss Adjustment Expenses, page 80

18.                               Please revise your disclosure to discuss the model and reserve methodology that you utilize in estimating your loss reserves separately for your primary insurance and your pool insurance as applicable. Quantify risk in force related to pool insurance and to modified pool insurance, if material. Disclose the extent of your procedures for determining the provision on both annual and interim reporting basis.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 100 of Confidential Submission No. 2 to indicate that the Company has not written any pool insurance and has written only a de minimis amount of modified pool insurance (approximately 0.1% of risk in force as of June 30, 2013). As a result, the Company advises the Staff that it does not have a separate model and reserve methodology for pool insurance.  With regard to procedures for determining the provision on an annual and interim reporting basis, the Company further advises the Staff that it utilizes the same procedures on both an annual and interim basis and has revised the disclosure on page 87 of Confidential Submission No. 2 accordingly to indicate that reserves for losses and LAE are evaluated at each reporting date.

Investments Available for Sale, page 81

19.                               Please revise your disclosure to explain how you applied your investment impairment policy to your major investment holdings classified as available for sale at the most recent balance sheet date. We note that you reported approximately $4.3 million unrealized losses on your available for sale investment holdings at June 30 2013. Revise to clarify whether and how you used credit ratings obtained from third party credit agencies in assessing the impairment of your investments. Clarify how you considered current market credit spreads to determine whether the ratings assigned by the third party credit rating agencies are reasonable. For material holdings in unrealized loss position, disclose the length of time to maturity and the extent to which the fair value has been less than the cost, the financial condition and the near-term prospects of the issuer, and whether the debtor is current on its contractually obligated interest and principal payments. Disclose the historical volatility of the fair value of your major security holdings. Clarify if true that the unrealized losses recorded on the investment portfolio resulted from fluctuations in market interest rates and/or other temporary market conditions as opposed to fundamental changes in the credit quality of the issuers of such securities.

Response:  In response to the Staff’s comment regarding disclosure of material and specific holdings of securities in the Company’s investment portfolio, the Company has revised the disclosure as follows:

•                  added the amortized cost, unrealized gain or loss and the credit rating of each security included in the table of the Company’s “Top 10 Portfolio Holdings” as of June 30, 2013 on page 83 of Confidential Submission No. 2;

•                  referenced the table included in note 3 to the condensed consolidated financial statements on page F-40 of Confidential Submission No. 2 which summarizes the aggregate amount of the gross unrealized losses by asset class in which the fair value of investments has been less than the cost for more than 12 months and less than 12 months; and

•                  noted on page 88 of Confidential Submission No. 2 that each issuer is current on the contractually obligated interest and principal payments.

The Company supplementally advises the Staff that the volatility of its major investment holdings has largely been driven by fluctuations in interest rates, which has been disclosed in the prospectus, and the Company believes that additional disclosure regarding volatility would not be meaningful to investors.

In response to the Staff’s other comments, the Company has revised the corresponding disclosure on page 88 of Confidential Submission No. 2 accordingly.

20.                               For material corporate debt security holdings in unrealized loss position, clarify if a decline in fair value is attributable to adverse conditions specifically related to the security or specific conditions in an industry or geographic area. Disclose the credit rating of the investee and whether the security has been downgraded by a rating agency. Address as necessary whether scheduled interest payments have not been made and discuss the cash position of the investee.

Response: In response to the Staff’s comment, the Company has revised the corresponding disclosure on page 88 of Confidential Submission No. 2 accordingly to indicate each issuer is current with respect to receipt of scheduled principal and interest payments. The Company advises the Staff that it does not believe that the Company has material corporate debt security holdings in an unrealized loss position.  As of June 30, 2013, the Company’s single largest unrealized loss on a corporate debt security was $75,838. This security had $2.0 million fair value as of June 30, 2013 with a 2018 maturity and had AA+ credit rating. This security has not been downgraded by any credit rating agency and the Company does not believe its decline in fair value has been related to specific conditions in an industry or geographic area.

21.                               For your investments in municipal debt securities, disclose the amortized cost and fair value separately showing the amount related to general obligation and special revenue bonds; and for any state, municipality or political subdivision that comprised 10 percent or more of the total, the amortized cost and fair value, credit rating with and without a financial guarantee by third parties and, for special revenue bonds, the nature of the revenue source.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 82 of Confidential Submission No. 2 to note that all of the Company’s investments in municipal securities are general obligation bonds. Furthermore, the Company has also added a table on page 84 of Confidential Submission No. 2, which includes the amortized cost, fair value and credit rating (with and without a financial guarantee by third parties) of the securities for states that comprise more than 10% of the total municipal bond position as of June 30, 2013.

Company Information, page 109

22.                               We note on page 109 that Essent PA provides reinsurance to Essent Guaranty. Please clarify if you intend for Essent Reinsurance Ltd. to provide reinsurance for Essent Guaranty.

Response: In response to the Staff’s comment, the Company has revised the corresponding disclosure on page 115 of Confidential Submission No. 2 accordingly to indicate that Essent Reinsurance Ltd. may in the future provide reinsurance for Essent Guaranty.

Certain Regulatory Considerations

Implications of and Elections Under the JOBS Act, page 124

23.                               Please revise your disclosure to discuss your election under Securities Act Section 7(a)(2)(B) related to the extended transition period for complying with new or revised accounting standards. It is unclear from your silence whether you are opting out of this provision. To the extent you wish to follow the extended transition period permitted under the Securities Act, please revise your disclosure here, in MD&A and in a risk factor to highlight that in the future your financial statements may not be comparable to those of other public companies. To the extent you opt out of the extended transition period, please revise your disclosure to indicate that this election is irrevocable. Please see Questions 13 and 37 of the Jumpstart Our Business Startups Act Frequently Asked Questions.

Response: In response to the Staff’s comment, the Company has revised the corresponding disclosure on pages 131-132 of Confidential Submission No. 2 accordingly to indicate that the Company intends to opt out of this provision.

Director Independence, page 129

24.                               We note that you intend to evaluate the independence of your board members. Please also identify each director who is independent under your applicable independence standards.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it anticipates its board of directors will complete its independence review in early September. The Company intends to include the independence disclosure in response to the Staff’s comment in a subsequent pre-effective amendment to the Registration Statement following this review, providing the Staff adequate time to review this disclosure prior to the Company requesting effectiveness of the Registration Statement.

Description of Share Capital, page 144

25.                               We note that you disclose on page F-22 that Class A and Class B-2 Common Shares will convert to Class B-2 Common Shares. Please amend your disclosure to clarify that upon completion of this offering there will be no authorized shares of Class A Common Shares or Class B-2 Common Shares outstanding.

Response: In response to the Staff’s comment, the Company has revised the corresponding disclosure on page 152 of Confidential Submission No. 2 to clarify that (i) all Class A common shares and all Class B-2 common shares that are eligible to vest under the Company’s restricted share plan will automatically convert in connection with this offering into a single class of common shares, (ii) any outstanding B-2 common shares not eligible for vesting under the restricted share plan will be forfeited in accordance with the restricted share plan in connection with this offering and (iii) there will only be one class of common shares under the Company’s amended and restated bye-laws to be adopted in connection with this offering.

Shares Eligible for Future Sale, page 154

26.                               Please state the approximate number of holders of common stock at the time of the offering.

Response: In response to the Staff’s comment, the Company has revised the corresponding disclosure on page 163 of Confidential Submission No. 2 to indicate the number of holders of shares as of the date hereof.  The Company advises the Staff that it will update this number as necessary in subsequent pre-effective amendments to the Registration Statement, providing the Staff adequate time to review any such disclosure prior to the Company requesting effectiveness of the Registration Statement.

Lock-up Agreements, page 154

27.                               Please amend your disclosure to state the number of shares that are subject to a lock-up.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 163 of Confidential Submission No. 2 to indicate that it intends to provide the number of shares subject to lock-up agreements.  However, the Company cannot at this stage identify the total number of shares that will be subject to lock-up agreements as certain variables affecting the number of common shares into which the Company’s current Class A common shares and Class B-2 common shares convert and the intended stock split are not yet fixed. Furthermore, the Company is still in the process of identifying which shareholders will be subject to lock-up agreements. While the Company cannot provide this information in the Registration Statement at this time, the Company will include such information in subsequent pre-effective amendments to the Registration Statement, providing the Staff adequate time to review this disclosure prior to the Company requesting effectiveness of the Registration Statement.

28.                               Once available please file copies of each of the lock-up agreements.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the form of lock-up agreement will be filed as an exhibit to the form of underwriting agreement, which will be Exhibit 1.1 to the Registration Statement and will be filed in a pre-effective amendment to the Registration Statement, providing the Staff adequate time to review such form prior to the Company requesting effectiveness of the Registration Statement.

Underwriting, page 167

29.                               We note that Christopher Linneman is affiliated with JPMorgan Chase & Co. and Rajiv Kamilla is affiliated with Goldman, Sachs & Co. We also note that you are currently party to a shareholder agreement. Please amend your disclosure to describe the arrangement whereby these two directors were nominated.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company’s Annual General Meeting of Shareholders is currently expected to be held in early September at which time a new board of directors will be elected.  At this time, the slate of directors has not been determined.  The Company will include the information on the composition of the new board of directors in a subsequent pre-effective amendment to the Registration Statement following the Company’s Annual General Meeting of Shareholders, providing the Staff adequate time to review this disclosure prior to the Company requesting effectiveness of the Registration Statement.   In the event that either Mr. Kamilla or Mr. Linneman remains on the board, the Company will amend the disclosure to describe the arrangement whereby these two directors were nominated.  We note that the current shareholders agreement will terminate upon the consummation of this offering.

Notes to Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies

Deferred Policy Acquisition Costs, page F-10

30.                               Please revise your policy disclosure to indicate:

•                  That the costs you defer relate directly to the successful acquisition of policies consistent with the revised definition of acquisition costs resulting from the implementation of ASU 2010-26; and

•                  The types of acquisition costs you capitalize as required by ASC 944-30-50-1a.

Response: In response to the Staff’s comment, the Company has revised the corresponding disclosure on page F-10 of Confidential Submission No. 2 accordingly.

Note 6. Triad Transaction, page F-17

31.                               You disclose that because the assets acquired and liabilities assumed from Triad did not constitute a business, you accounted for the transaction as an acquisition of assets. Provide tell us why the assets acquired and liabilities assumed from Triad do not represent a business and reference for us the authoritative literature you relied upon to support your accounting. In your response, please explain the following:

•                  How you considered that apparently you purchased an integrated set of activities and assets capable of being conducted and managed for the purpose of providing a return in the form of economic benefits.

•                  Why you did not apparently acquire inputs and processes when it is apparent that you acquired an assembled workforce and systems to administer mortgage insurance policies.

•                  How you factored in the agreement you entered into to provide information technology maintenance and “other services” to Triad.

Response:  The Company advises the Staff that Essent was formed in 2008 for the purpose of providing mortgage insurance and reinsurance for residential mortgages.  The Company closed a capital commitment with its investors in February of 2009 and received its initial insurance license in July of 2009. In subsequent months, management completed the 50 state licensing of the Company, obtained GSE approval as a qualified mortgage insurer, hired an executive management team, recruited a sales force and completed all of the other activities required to initiate its mortgage insurance business. In connection with the build out of the Company, management evaluated whether it would buy an existing mortgage insurance administrative system or build a system.  After evaluating various alternatives, management elected to purchase certain hardware and proprietary software code developed and used by Triad. Triad is a mortgage insurance company that entered into voluntary run-off of its existing in force book of business in 2008. Previously, Triad was a nationwide mortgage insurance company. Since being placed in run-off, Triad has continued to collect premiums on previously issued polices, pay claims resulting from such policies and execute other operational and administrative activities required for the run-off of its business.

Under the asset purchase agreement with Triad, the Company acquired certain discreet IT related hardware, proprietary software code and the ability to offer employment to certain IT and support professionals.  As a condition of purchasing the assets from Triad, the Company entered into an agreement to provide access to the Company’s technology platform and provide certain development services and customer support services to Triad.  This agreement was necessary as following the sale of the assets, Triad would no longer have access to a system on which Triad could processes its own accounting, billing, claim payment, policy administration and other required transactions.

Triad did not sell a business rather it sold assets. Before and after the asset purchase agreement, Triad was a licensed mortgage insurer. Triad retained its own independent management team, employees, its book of business, its obligations under its existing insurance and other contracts and its investment portfolio.  The Company notes that Triad required the Company to enter into a non-solicit agreement with its employees (other than the discrete number of staff referenced below). Triad was never in the business of providing administrative or technology outsourcing services. Furthermore, other than the services required to be provided to Triad, the Company has no plans to provide administrative or technology outsourcing services to any other company. Further, the Company was required to enter into a significant number of the third party software licenses (to supplement the proprietary code purchased from Triad) to form a functioning system. A significant number of those third party licenses held by the Company to support its IT system prohibit the use of the third party software for any entity other than the Company on behalf of itself and on behalf of Triad. The requirement to enter into third party software licensing agreements in order to create a complete IT platform, and the limitations of use on the third party software licenses supports management’s conclusion that the Company had not acquired the processes that would enable the production of outputs necessary to conclude that the Company had acquired a business. Further, as a result of these restrictions, market participants would not be “capable of acquiring the business and continuing to produce outputs, for example, by integrating the business with their own inputs and processes.”  Upon the completion of this agreement, the Company will no longer provide these services to a third party.

As noted in Confidential Submission No. 2 and discussed above, under the terms of the asset purchase agreement, the Company was able to extend offers of employment to 39 Triad employees. The 39 employees that accepted employment with the Company represented less than 14% of Triad’s total work force as of December 31, 2007 (prior to run-off). In addition, the personnel from Triad that accepted employment with Essent compares to total staffing for Triad’s IT department of 68 as of December 31, 2007 and 66 for Essent as of June 30, 2013. In accordance with ASC 350-30-25, the acquired workforce was recorded as a separate intangible asset.

The Company also advises the Staff that it considered the following factors in concluding that this transaction was an asset acquisition and did not constitute a business:

•                  The revenues associated with the Triad transaction are inconsequential to the Company’s long-term business plan. For the six months ended June 30, 2013, revenues related to the services provided under the agreement with Triad were $1.6 million compared to more than $50 million of earned premium and investment income associated with the Company’s mortgage insurance activities. The level of revenues associated with the Triad services contract will continue to decline as Triad’s policies run-off while revenues associated with the Company’s mortgage insurance activities are expected to continue to grow.

•                  The proprietary software code and hardware acquired support accounting, billing, loss claim payments and policy administration systems. When assessing the components of a business, ASC 805-10-55-4 notes that administrative systems such as accounting, billing, and other administrative functions typically are not processes used to create outputs. As noted above, this software was acquired to perform these functions for the Company and not to provide administrative or technology outsourcing services to any other company.

Accordingly, the Company considered the factors above and applied the guidance in ASC 805-10-55-4 in determining the appropriate accounting treatment for the purchase of these assets.

32.                               You indicate that you allocated $28.3 million of the acquisition consideration in the Triad transaction to acquired technology and that you fully amortized this asset over three years ending on November 30, 2012. Please address the following comments:

•                  Please tell us why it is appropriate to record this apparent composite asset as a single asset. In this regard, it appears that at a minimum you acquired physical computer equipment, software and set policies and procedures to administer mortgage insurance policies.

•                  Please tell us why it was appropriate to amortize this asset over a three year period considering that you signed a five-year service contract with Triad with two five-year extension options and presumably are still utilizing the same systems and processes acquired from Triad to provide those services.

Response: In response to the Staff’s comment, the Company advises the Staff that the $28.3 million of the purchase price allocated to acquired technology is not a composite asset but represents proprietary software code that was developed by Triad and is distinct from third party software, computer hardware and other assets such as furniture and fixtures also acquired under the asset purchase agreement.  These other assets were individually capitalized for the amounts indicated on page F-18 of Confidential Submission No. 2.

In determining the estimated useful life of the proprietary software code developed by Triad that was acquired, the Company assessed the historical development life cycle of the acquired Triad system. The Company’s assessment included discussions with Triad employees that indicated that there is on-going development and maintenance work with respect to the system that occurs on a continual basis.  Further, it was noted that major modules are generally re-designed every three to five years. In addition, the underlying Oracle  database and the general ledger and accounts payable modules would require an upgrade in approximately three years from the date of acquisition. These upgrades were completed in 2011 and 2012, respectively. The Company also considered the cumulative effect of anticipated enhancements to certain modules that would have the impact of a redesign over a several year period.  Furthermore, the Company considered the current marketplace for software and the current environment and lifecycle for software and IT equipment and noted that the useful lives of computer hardware and operating system software are often limited to three years.  After consideration of these factors, the Company concluded a reasonable life for the acquired technology was three years. Consistent with these expectations, since acquiring the proprietary software, the Company has completed more than a dozen major enhancements to the system. Enhancements have been accounted for pursuant to ASC 350-40 and are also being amortized over a three year period.

Note 10. Stock-Based Compensation, page F-23

33.                               In order for us to fully understand the equity fair market valuations reflected in your financial statements, please provide an itemized chronological schedule covering all equity instruments issued since January 1, 2012 through the date of your response. Separately represent to us that you will update this schedule for any appropriate issuances after the date of your response through the date you complete your offering. Please provide the following information separately for each equity issuance:

•                  The date of the transaction;

•                  The number of shares/options issued/granted;

•                  The exercise price or per share amount paid;

•                  Your fair market value per share estimate and how the estimate was made;

•                  The identity of the recipient, indicating if the recipient was a related party;

•                  Nature and terms of concurrent transactions; and

•                  The amount of any compensation or interest expense element.

Progressively bridge your fair market value determinations to the current estimated IPO price range. Please reconcile and explain the differences between the mid-point of your estimated offering price range and the fair values included in your analysis.

Response: In response to the Staff’s comment, the Company is supplementally providing an itemized chronological schedule covering all equity instruments issued since January 1, 2012 through the date hereof. The Company advises the Staff that, with respect to fair market value per share estimates included in the schedule, estimates for grants of Class A and Class B-2 common shares were made based on a third-party valuation. The fair market value for Class A common shares purchased pursuant to the subscription agreement was based on the transaction price for those shares.

The Company further advises the Staff that, at this time, the Company cannot bridge the fair market values to the current estimated IPO price range as the range has not yet been determined. While the Company cannot provide this information at this time, the Company will supplementally provide such information to the Staff when it becomes available, providing the Staff adequate time to review this information prior to the Company requesting effectiveness of the Registration Statement.

Further, the Company represents that it will update this schedule for any appropriate issuances after the date of this letter through the date its offering is completed.

Note 15. Fair Value of Financial Instruments

Determination of Fair Value, page F-30

34.                               You disclose that you use third-party pricing services to obtain fair values of all available-for-sale fixed maturity securities. Please revise your disclosure, here or in MD&A, to:

•                  Indicate the number of prices you generally obtained per instrument, and if you obtained multiple prices, how you determined the ultimate value you used in your financial statements;

•                  Clarify the specific procedures performed to validate the prices obtained and to ensure that the instruments are properly classified within the fair market hierarchy; and

•                  Disclose whether, and if so, how and why, you adjusted prices you obtained from the independent pricing services.

Response: In response to the Staff’s comment, the Company has revised the corresponding disclosure on pages F-30-F-31 of Confidential Submission No. 2 accordingly.

Note 16. Statutory Accounting, page F-31

35.                               Please revise your disclosure to address the following:

•                  Although you disclose on page 60 that the maximum permitted risk to capital ratio is 25.0 to 1 and that your current capital ratio is 15.0 to 1, it is unclear if any regulatory action takes place at ratios below 25.0 to 1 and whether you are at risk to any such action. As a result, please revise your disclosure to disclose the amount of statutory capital and surplus necessary to satisfy regulatory requirements if significant in relation to actual statutory capital and surplus, as required under ASC 944-505-50-1b. If not significant, please clarify in the disclosure.

•                  Please clarify why you present only positive statutory surplus when you disclose on page 73 and elsewhere that your insurance subsidiaries are unable to pay you dividends without prior regulatory approval since they have negative unassigned surplus.

•                  As you disclose that you follow the accounting practices prescribed or permitted by your state regulators, please revise your disclosure to present the information required under ASC 944-505-50-2 through 50-6 or tell us why it is not applicable.

Response: In response to the Staff’s comment, the Company has revised the corresponding disclosure on pages F-31-F-32 of Confidential Submission No. 2 accordingly.

The Company supplementally advises the Staff that statutory surplus disclosed in Note 16 represents the total net assets of the Company’s insurance subsidiaries and is comprised of capital stock, gross paid-in and contributed surplus and unassigned surplus.  Unassigned surplus represents the undistributed and unappropriated amount of surplus at the balance sheet date.  While the Company’s insurance subsidiaries have negative unassigned surplus, the statutory surplus or net assets of these entities is positive.

Undertakings, page II-2

36.                               Please amend your disclosure to include the undertaking for equity offerings of nonreporting registrants in Regulation S-K Item 512(f).

Response: In response to the Staff’s comment, the Company has revised the corresponding disclosure on page II-2 of Confidential Submission No. 2 accordingly.

We hope that the foregoing has been responsive to the Staff’s comments and look forward to resolving any outstanding issues as quickly as possible.  Please do not hesitate to contact me at 212-728-8616 with any questions or further comments you may have regarding this filing or if you wish to discuss the above.

Sincerely,

/s/ Michael Groll
Michael Groll
of Willkie Farr & Gallagher LLP

Enclosures

cc: Mark Casale

Stock-Based Compensation Schedule

Class-A Purchase Shares were issued subject to shareholder agreements.  Fair market value per share for this schedule is the contractually agreed-upon purchase price paid by each shareholder.

Class-A Grant Shares issued to employees or directors as part of annual compensation program or employment agreements.

Class-B-2 Grant Shares awarded to employees on a one-time, discretionary basis, as part of compensation program.

Total compensation expense is recognized over the vesting period of the award.

* “Other” below denotes employees or directors of the Company or its subsidiaries, other than the senior management team.

	Class A Purchase					Class A Grant				Class B-2 Grant
By Date and Party	Total # Shares	Total Purchase Price	Price Paid Per Share	Total Fair Market Value	Fair Market Per Share	Total # Shares	Total Fair Market Value	Fair Market Per Share	Total Comp Expense	Total # Shares	Total Fair Market Value	Fair Market Per Share	Total Comp Expense
1/1/2012										27,809	$3,000	$0.11	$3,000
Other										27,809	$3,000	$0.11	$3,000
3/1/2012										37,079	$6,600	$0.18	$6,600
Other										37,079	$6,600	$0.18	$6,600
3/6/2012						215,062	$2,174,273	$10.11	$2,174,273
Vijay Bhasin						16,250	$164,288	$10.11	$164,288
Lawrence McAlee						12,500	$126,375	$10.11	$126,375
Mary Gibbons						9,900	$100,089	$10.11	$100,089
Other						176,412	$1,783,522	$10.11	$1,783,522
3/9/2012						47,500	$480,225	$10.11	$480,225
Mark Casale						28,750	$290,663	$10.11	$290,663
Adolfo Marzol						18,750	$189,563	$10.11	$189,563
4/4/2012	493,029	$5,000,000	$10.14	$5,000,000	$10.14
Aldermanbury Investments Limited	48,707	$487,070	$10.00	$487,070	$10.00
Essent Intermediate, L.P.	95,749	$957,489	$10.00	$957,489	$10.00
HSBC Equity Partners USA, L.P.	9,159	$91,586	$10.00	$91,586	$10.00
HSBC Private Equity Partners II USA LP	3,330	$33,304	$10.00	$33,304	$10.00
Ithan Creek Master Investment Partnership (Cayman) II, L.P.	3,210	$38,524	$12.00	$38,524	$12.00
Ithan Creek Master Investors (Cayman) L.P.	31,481	$377,775	$12.00	$377,775	$12.00
Pine Brook Essent Co-Invest, L.P.	29,141	$291,410	$10.00	$291,410	$10.00
PPF Holdings II Ltd.	41,630	$416,300	$10.00	$416,300	$10.00
Renaissance Re Ventures Ltd.	41,630	$416,300	$10.00	$416,300	$10.00
The Goldman Sachs Group, Inc.	124,890	$1,248,899	$10.00	$1,248,899	$10.00
Valorina LLC	62,445	$624,449	$10.00	$624,449	$10.00
Mark Casale	500	$4,996	$10.00	$4,996	$10.00
Adolfo Marzol	215	$2,148	$10.00	$2,148	$10.00
Vijay Bhasin	85	$852	$10.00	$852	$10.00
Lawrence McAlee	64	$644	$10.00	$644	$10.00
Mary Gibbons	43	$430	$10.00	$430	$10.00
Other	750	$7,825	$10.43	$7,825	$10.43
4/1/2012										46,348	$8,250	$0.18	$8,250
Other										46,348	$8,250	$0.18	$8,250
6/1/2012										37,079	$6,600	$0.18	$6,600
Other										37,079	$6,600	$0.18	$6,600
7/1/2012										78,792	$14,025	$0.18	$14,025
Other										78,792	$14,025	$0.18	$14,025
8/1/2012										23,174	$4,125	$0.18	$4,125
Other										23,174	$4,125	$0.18	$4,125
9/1/2012										13,905	$2,475	$0.18	$2,475
Other										13,905	$2,475	$0.18	$2,475
9/20/2012	4,930,291	$50,000,000	$10.14	$50,000,000	$10.14
Aldermanbury Investments Limited	487,070	$4,870,705	$10.00	$4,870,705	$10.00
Essent Intermediate, L.P.	957,489	$9,574,889	$10.00	$9,574,889	$10.00
HSBC Equity Partners USA, L.P.	91,586	$915,859	$10.00	$915,859	$10.00
HSBC Private Equity Partners II USA LP	33,304	$333,040	$10.00	$333,040	$10.00
Ithan Creek Master Investment Partnership (Cayman) II, L.P.	32,104	$385,244	$12.00	$385,244	$12.00
Ithan Creek Master Investors (Cayman) L.P.	314,813	$3,777,752	$12.00	$3,777,752	$12.00
Pine Brook Essent Co-Invest, L.P.	291,410	$2,914,097	$10.00	$2,914,097	$10.00
PPF Holdings II Ltd.	416,300	$4,162,995	$10.00	$4,162,995	$10.00
Renaissance Re Ventures Ltd.	416,300	$4,162,995	$10.00	$4,162,995	$10.00
The Goldman Sachs Group, Inc.	1,248,899	$12,488,986	$10.00	$12,488,986	$10.00
Valorina LLC	624,449	$6,244,493	$10.00	$6,244,493	$10.00
Mark Casale	4,996	$49,956	$10.00	$49,956	$10.00
Adolfo Marzol	2,148	$21,480	$10.00	$21,480	$10.00
Vijay Bhasin	852	$8,522	$10.00	$8,522	$10.00
Lawrence McAlee	644	$6,444	$10.00	$6,444	$10.00
Mary Gibbons	430	$4,296	$10.00	$4,296	$10.00
Other	7,499	$78,247	$10.43	$78,247	$10.43
10/1/2012										13,905	$2,475	$0.18	$2,475
Other										13,905	$2,475	$0.18	$2,475
12/1/2012										13,905	$2,475	$0.18	$2,475
Other										13,905	$2,475	$0.18	$2,475

1/1/2013										97,332	$116,798	$1.20	$116,798
Other										97,332	$116,798	$1.20	$116,798
3/6/2013						239,794	$2,618,553	$10.92	$2,618,553
Vijay Bhasin						19,500	$212,940	$10.92	$212,940
Lawrence McAlee						15,000	$163,800	$10.92	$163,800
Mary Gibbons						15,000	$163,800	$10.92	$163,800
Other						190,294	$2,078,013	$10.92	$2,078,013
5/1/2013										46,348	$55,618	$1.20	$55,618
Other										46,348	$55,618	$1.20	$55,618
3/22/2013	4,930,291	$50,000,000	$10.14	$50,000,000	$10.14
Aldermanbury Investments Limited	487,070	$4,870,705	$10.00	$4,870,705	$10.00
Essent Intermediate, L.P.	957,489	$9,574,889	$10.00	$9,574,889	$10.00
HSBC Equity Partners USA, L.P.	91,586	$915,859	$10.00	$915,859	$10.00
HSBC Private Equity Partners II USA LP	33,304	$333,040	$10.00	$333,040	$10.00
Ithan Creek Master Investment Partnership (Cayman) II, L.P.	32,104	$385,244	$12.00	$385,244	$12.00
Ithan Creek Master Investors (Cayman) L.P.	314,813	$3,777,752	$12.00	$3,777,752	$12.00
Pine Brook Essent Co-Invest, L.P.	291,410	$2,914,097	$10.00	$2,914,097	$10.00
PPF Holdings II Ltd.	416,300	$4,162,995	$10.00	$4,162,995	$10.00
Renaissance Re Ventures Ltd.	416,300	$4,162,995	$10.00	$4,162,995	$10.00
The Goldman Sachs Group, Inc.	1,248,899	$12,488,986	$10.00	$12,488,986	$10.00
Valorina LLC	624,449	$6,244,493	$10.00	$6,244,493	$10.00
Mark Casale	4,996	$49,956	$10.00	$49,956	$10.00
Adolfo Marzol	2,148	$21,480	$10.00	$21,480	$10.00
Vijay Bhasin	852	$8,522	$10.00	$8,522	$10.00
Lawrence McAlee	644	$6,444	$10.00	$6,444	$10.00
Mary Gibbons	430	$4,296	$10.00	$4,296	$10.00
Other	7,499	$78,247	$10.43	$78,247	$10.43
3/25/2013						56,250	$614,250	$10.92	$614,250
Mark Casale						37,500	$409,500	$10.92	$409,500
Adolfo Marzol						18,750	$204,750	$10.92	$204,750
6/24/2013	7,394,938	$74,995,020	$10.14	$74,995,020	$10.14
Aldermanbury Investments Limited	730,606	$7,306,057	$10.00	$7,306,057	$10.00
Essent Intermediate, L.P.	1,436,233	$14,362,334	$10.00	$14,362,334	$10.00
Global Atlantic Financial Group	936,674	$9,366,739	$10.00	$9,366,739	$10.00
HSBC Equity Partners USA, L.P.	137,379	$1,373,788	$10.00	$1,373,788	$10.00
HSBC Private Equity Partners II USA LP	49,956	$499,559	$10.00	$499,559	$10.00
Ithan Creek Master Investment Partnership (Cayman) II, L.P.	48,155	$577,865	$12.00	$577,865	$12.00
Ithan Creek Master Investors (Cayman) L.P.	472,219	$5,666,628	$12.00	$5,666,628	$12.00
Pine Brook Essent Co-Invest, L.P.	437,115	$4,371,145	$10.00	$4,371,145	$10.00
PPF Holdings II Ltd.	624,449	$6,244,493	$10.00	$6,244,493	$10.00
Renaissance Re Ventures Ltd.	624,449	$6,244,493	$10.00	$6,244,493	$10.00
The Goldman Sachs Group, Inc.	936,674	$9,366,739	$10.00	$9,366,739	$10.00
Valorina LLC	936,674	$9,366,739	$10.00	$9,366,739	$10.00
Mark Casale	7,493	$74,934	$10.00	$74,934	$10.00
Adolfo Marzol	3,222	$32,221	$10.00	$32,221	$10.00
Vijay Bhasin	1,278	$12,784	$10.00	$12,784	$10.00
Lawrence McAlee	967	$9,666	$10.00	$9,666	$10.00
Mary Gibbons	644	$6,444	$10.00	$6,444	$10.00
Other	10,750	$112,390	$10.45	$112,390	$10.45
Total	17,748,549	$179,995,020	$10.14	$179,995,020	$10.14	558,606	$5,887,301	$10.54	$5,887,301	435,674	$222,441	$0.51	$222,441